1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2008.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date November 10, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

FORM OF PROXY FOR THE 2008 THIRD EXTRAORDINARY GENERAL MEETING

TO BE HELD ON MONDAY, 29 DECEMBER 2008

No. of shares to which this Proxy relates(Note 1)
Type of shares (A Shares or H Shares) to which this Proxy relates(Note 2)

I/We(Note 3) ______________________________________________________________________________________________________________________
of________________________________________________________________________________________________________________________
being shareholder(s) of ALUMINUM CORPORATION OF CHINA LIMITED (the "Company") hereby appoint the Chairman of the Meeting(Note 4)or ______________________________________________________ of _____________________________________________________ as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at Conference Room at 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Monday, 29 December 2008 at 9:00 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Extraordinary General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTIONS	For(Note 5)	Against(Note 5)
1.	"THAT

the revisions of the annual caps for the existing non-exempt continuing connected transactions with Chinalco under the Provision of Engineering, Construction and Supervisory Services Agreement dated 5 November 2001, as extended by two extension agreements dated 28 June 2004 and 26 December 2006 respectively, to RMB11,000 million and RMB12,200 million for each of the two financial years ending 31 December 2009 be and are hereby approved;

2.

the new continuing connected transactions with Xinan Aluminum and the setting of the annual caps in relation to the sales of products to Xinan Aluminum at RMB9,000 million and RMB7,000 million and in relation to the purchase of products and services from Xinan Aluminum at RMB4,600 million and RMB4,000 million for each of the two financial years ending 31 December 2009 be and are hereby approved;

3.	the entering into by the Company of the Mutual Provision of Products and Services Framework Agreement with Xinan Aluminum be and is hereby approved; and
4.

the board of directors of the Company be and is hereby authorized to do all such further acts and things and execute such further documents and take all such steps which in its opinion may be necessary, desirable and expedient to implement and/or give effect to the resolutions 1 and 3 above.

SPECIAL RESOLUTION(Note 9)
5.	To consider and approve the mandate on authorising the board of directors to repurchase H Shares of the Company."

Dated this __________________ day of __________________ 2008	Signature(s)(Note 6): ____________________________

Notes:

1.

Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

2.	Please also insert the type of shares (A Shares or H Shares) to which the proxy relates.

3.	Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS.

4.

If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

5.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK IN THE BOX MARKED "AGAINST". Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Extraordinary General Meeting other than those referred to in the notice convening the Extraordinary General Meeting.

6.

This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.

7.

Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, then one of the persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

8.

To be valid, for holders of A Shares, this form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to the Secretary Office to the Board of Directors at the business address of the Company, Aluminum Corporation of China Limited, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082, not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong within the same period.

9.	The description of the resolution is by way of summary only. The full text appears in the notice of Extraordinary General Meeting of the Company.

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary